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                                                                     Exhibit 8.1

                   [LETTERHEAD OF PRICEWATERHOUSECOOPERS LLP]

October 20, 2000

Mr. Sanford A. Belden
Community Bank System, Inc.
5790 Widewaters Parkway
DeWitt, New York 13214

Mr. Paul M. Cantwell, Jr.
The Citizens National Bank of Malone
6 Elm Street
Malone, New York 12953

Dear Messrs. Belden and Cantwell:

You have requested our opinion regarding certain Federal income tax consequences of a merger involving The Citizens National Bank of Malone ("Citizens"), Community Bank, N.A. ("Community") and Community Bank System, Inc. ("CBSI"), pursuant to an Agreement and Plan of Merger (the "Agreement") dated September 26, 2000, by and between the Citizens, CBSI and Community.

In connection with the rendering of this opinion, we have reviewed (1) the proxy statement/prospectus included in the Registration Statement (the "Proxy Statement"), (2) the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on October 20, 2000, by Community (the "Registration Statement"), and (3) the Agreement. In addition, we have relied upon representations made by Community and Citizens in their representation letters dated October 20, 2000 (the "Representations"). We have not independently verified the accuracy or completeness of such information. Capitalized terms not otherwise defined in this opinion shall have the meaning set out in the Registration Statement or the Agreement.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in the prospectus forming a part of the Registration Statement.


                                   BACKGROUND
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Comunity Bank System
October 20, 2000
Page 2

CBSI is a publicly held bank holding company organized in Delaware in April 1983. Community is a national banking association wholly owned by CBSI.

As of June 30, 2000, the authorized capital stock of CBSI consists of 500,000 shares of preferred stock, none of which was issued and outstanding; and 20,000,000 shares of common stock, no par value, of which, 6,993,059 shares were issued and outstanding and 648,100 shares were held in Treasury. The common stock of CBSI is publicly traded.

Citizens is a national banking association organized under The National Bank Act and engaged in an ongoing business. As of June 30, 2000, the authorized capital stock of Citizens consists of 650,000 shares of common stock, par value $0.625 per share, of which 560,000 shares are issued and outstanding and no shares are held in treasury. There are no outstanding options, warrants, commitments or any similar rights in existence for the purchase of, or which encumber in any way, Citizens' common stock. None of the Citizens common stock is publicly traded.


                             PROPOSED REORGANIZATION

For what are represented to be valid business reasons as set forth in the Proxy Statement, CBSI proposes to acquire Citizens in a transaction described in the Agreement summarized below.

As set forth in the Agreement, the following transactions will occur on the Effective Date:

1. Citizens will merge with and into Community, with Community being the surviving entity, in accordance with the terms of the Agreement, and
     Section 215a of The National Bank Act. (the "Merger")

2. Pursuant to the Merger, the separate corporate existence of Citizens will cease. Community will acquire substantially all of the assets and will assume all of the liabilities of Citizens.

3. On the Effective Date of the Merger, the nondissenting shareholders of Citizens will be entitled to receive 1.70 shares (subject to adjustment in the event of a stock split, recapitalization, reclassification or other similar change) of CBSI common stock for each share of Citizens common stock that they held;

4. Dissenting shareholders of Citizens who perfect their rights will be entitled to receive cash from Community equal to the fair market value of their shares of Citizens.
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Comunity Bank System
October 20, 2000
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                                 REPRESENTATIONS

The following representations have been made in connection with the proposed transaction:

1. The fair market value of the CBSI common stock received by each shareholder of Citizens will be approximately equal to the fair market value of the Citizens common stock surrendered in the exchange. The formulas set forth in the Merger Agreement for the exchange of CBSI shares for Citizens stock, and the other terms of the Agreement, are the results of arm's-length bargaining.

2. Community will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by Citizens immediately prior to the Merger. For purposes of this representation, (1) amounts used by Citizens to pay its reorganization expenses, (2) amounts paid to dissenters, and (3) all redemptions and distributions (except for regular, normal dividends) made by Citizens immediately preceding the transfer will be included as assets of Citizens held immediately prior to the Merger.

3. Prior to the transaction, CBSI will be in control of Community within the meaning of Section 368(c)(1) of the Internal Revenue Code of 1986, as amended (the "Code").

4. Following the transaction, Community will not issue additional shares of its stock that would result in CBSI losing control of Community within the meaning of Section 368(c)(1) of the Code.

5. Following the Merger, CBSI has no plan or intention to liquidate Community; to merge Community with or into another corporation except for acquisitions not presently contemplated; to cause Community to sell or otherwise dispose of any of the assets acquired from Citizens, except for dispositions made in the ordinary course of business; to sell or otherwise dispose of any Community Stock; or to contribute Community Stock to any other entity.

6. CBSI has no plan or intention to reacquire any of its stock issued in the Merger except for repurchases made on the open market, through a broker for the prevailing market price pursuant to its stock repurchase program. The stock repurchase program was not a matter negotiated with Citizens or Citizens shareholders and there was not an understanding between the Citizens shareholders and CBSI that the Citizens shareholders' ownership of CBSI stock would be transitory. To the best of the knowledge of the management of CBSI, no person related to CBSI within the meaning of Treasury Regulation Section 1.368-1(e)(3) and no person acting as an intermediary for CBSI or such a related person has a plan or intention to acquire any of the CBSI shares issued in the Merger.
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Comunity Bank System
October 20, 2000
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7.    No cash or other property has been furnished directly or indirectly by
      Community or CBSI (or anyone related to either of them within the meaning of Treasury Regulation Section 1.368-1(e)(3), or anyone acting on behalf of any of them as an agent, in each case a "Related Party") in connection with redemptions or purchases of Citizens stock by Citizens or distributions by Citizens to Citizens shareholders. In addition, no liabilities of the Citizens shareholders will be assumed by CBSI or Community (or any Related Party), nor will any of the Citizens stock be subject to any liabilities.

8. The liabilities of Citizens to be assumed by Community and the liabilities, if any, to which the transferred assets of Citizens are subject were incurred by Citizens in the ordinary course of its business.

9. To the best knowledge of the management of Citizens, there is no plan or intention on the part of the shareholders of Citizens to sell, exchange, or otherwise dispose of a number of the shares of Community stock received in the Merger.

10. Following the Merger, Community will continue the historic business of Citizens or use a significant portion of Citizens' historical business assets in a business.

11. CBSI, Community, Citizens and the shareholders of Citizens will each pay their respective expenses in connection with the Merger except as otherwise provided in the Agreement.

12. There is no intercorporate indebtedness existing between CBSI and Citizens or between Community and Citizens that was issued, acquired, or will be settled at a discount.

13. No two parties to the transaction are investment companies within the meaning of Section 368(a)(2)(F)(iii) and (iv) of the Code.

14. None of CBSI, Community, or any other direct or indirect subsidiary of CBSI beneficially owns, nor has owned during the past five years, any stock of Citizens.

15. Citizens is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

16. The fair market value of the assets of Citizens transferred to Community in pursuance of the Merger equals or exceeds the sum of (a) the liabilities assumed by Community, plus (b) the amount of liabilities, if any, to which the transferred assets are subject.

17. The total adjusted tax basis of the assets transferred by Citizens to Community will equal or exceed the sum of the liabilities to be assumed and the liabilities, if any, to which the transferred assets are subject.

18.   No shares of Community's stock will be used in the transaction.
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Community Bank System
October 20, 2000
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19.   The Dissenters' rights shall not have been exercised with respect to more than 33.5% of the outstanding shares of Citizens common stock.

20.   The principal reasons for the Merger are bona fide business purposes.

21. The Merger will qualify as a statutory merger under Section 215a of The National Bank Act.


                                    OPINIONS

On the basis of the facts and representations set forth above, it is our opinion that:

1. The merger of Citizens with and into Community will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(A) and (a)(2)(D) of the Code. Citizens, Community and CBSI will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

2. No gain or loss will be recognized by the Citizens shareholders with respect to shares of CBSI common stock received in exchange for all of their shares of Citizens common stock (Section 354(a)(1));

3. No gain or loss will be recognized by Citizens as a result of the Merger (Section 361(a)(1));

4. No gain or loss will be recognized to CBSI or Community upon the Merger (Treasury Regulation Section 1.1032-2);

5. The aggregate tax basis for CBSI shares received by each Citizens shareholder in the transaction will be the same as the aggregate tax basis of the Citizens shares held by each such Citizens shareholder immediately prior to the Merger (Section 358(a)(1));

6. The holding period of CBSI shares received by each Citizens shareholder in the transaction will include the period during which the Citizens shares surrendered in exchange therefor were held (provided such Citizens shares were held as capital assets on the Effective Date) (Section 1223(1));

7. The tax basis of the assets of Citizens acquired by Community will be the same as the tax basis of such assets in the hands of Citizens immediately prior to the Merger (Section 362(b));

8. The holding period of the assets of Citizens in the hands of Community will include the period during which those assets were held by Citizens (Section 1223(2));
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Comunity Bank System
October 20, 2000
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9.   Community will succeed to and take into account the items of Citizens described in Section 381(c) of the Code, including the earnings and profits (or deficit in earnings and profits), of Citizens as of the date of the transaction. Community will take those items into account subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and applicable Treasury Regulations.


                              SUBSTANTIAL AUTHORITY

Provided that the facts, assumptions, and representations contained herein are correct, substantial authority, within the meaning of Section 6662 of the Code, exists for the opinions expressed herein.


                                     CAVEATS

Our opinions are not binding on any court or on the Internal Revenue Service ("IRS"). The IRS may examine the transactions discussed above and contemplated by the Agreement. In doing so, the IRS is not bound by the factual representations made to us, and may reach conclusions contrary to our opinions.

The conclusions expressed herein are based upon the facts, assumptions and representations as set forth above. Such conclusions could change if these facts, assumptions or representations are incorrect, or if any facts have been omitted.

The conclusions expressed herein are based upon the Code, the Regulations thereunder, the applicable and currently publicly available administrative positions of the IRS, and existing court decisions, all as publicly available on the date of this letter. No assurance can be given that legislative or administrative changes or court decisions may not be forthcoming which could significantly modify the conclusions expressed herein. Any such changes may or may not be retroactive with respect to the Merger described above and, as a result, could adversely affect the tax consequences as set forth above. PricewaterhouseCoopers LLP will have no duty to update this letter unless so requested.

This opinion is limited solely to the Federal income tax consequences as expressed above, and no opinion is expressed concerning state, local, or foreign tax considerations. No opinion is expressed concerning the Federal income tax treatment under other provisions of the Code and Regulations, or concerning the tax treatment of any conditions existing at the time of, or effects resulting from, the Merger or the tax consequences of the Merger with respect to any other taxpayers that are not specifically covered by the opinions expressed in this letter. Therefore, such taxpayers should consult with their own tax advisers as to the potential tax risks involved.
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Comunity Bank System
October 20, 2000
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Very truly yours,

/s/ PRICEWATERHOUSECOOPERS LLP